UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Priority Healthcare Corporation

(Name of Issuer)

Class A Common Stock, par value $ .01 per share
Class B Common Stock, par value $ ..01 per share

(Title of Class of Securities)

Class A: 74264T 20 1
Class B: 74264T 10 2

(CUSIP Number)

Express Scripts, Inc. and Pony Acquisition Corporation
13900 Riverport Drive
Maryland Heights, Missouri 63043
(314) 770-1666
Copy to:
Gary Horowitz, Esq.
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock CUSIP No. 74264T 20 1 Class B Common Stock CUSIP No. 74264T 10 2			Page 2 of 12

1.	Name of Reporting Person: Express Scripts, Inc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: Class A: 5,484,518* Class B: 5,564,895*(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A: 5,484,518* Class B: 5,564,895*(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Class A: 83.61%** Class B: 12.95%***

14.	Type of Reporting Person (See Instructions): CO

Class A Common Stock CUSIP No. 74264T 20 1	Page 3 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
* Beneficial ownership of the Class A Common Stock and Class B Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 6,559,293 shares of Class A Common Stock outstanding as of July 21, 2005 as reported in the Merger Agreement described in Item 4 hereof.
*** The calculation of the foregoing percentage is (i) calculated assuming the Class A Common Stock referred to herein was converted into Class B Common Stock and (ii) based on 37,493,288 shares of Class B Common Stock outstanding as of July 21, 2005 as reported in the Merger Agreement described in Item 4 hereof.
(1) Includes 5,484,518 shares of Class A Common Stock. Also includes 80,377 shares of Class B Common Stock. The Class A Common Stock and the Class B Common Stock both entitle holders thereof to the same rights and privileges, except holders of the Class A Common Stock are entitled to three votes per share and holders of the Class B Common Stock are entitled to one vote per share. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of the Issuer Common Stock. Any holder of shares of the Class A Common Stock may request to convert any or all of its shares of the Class A Common Stock into shares of the Class B Common Stock at any time on a one-for-one basis. The Class A Common Stock will automatically convert into the Class B Common Stock on a one-for-one basis upon certain transfers. Due to the conversion feature of the Class A Common Stock and pursuant to Rule 13d-3 of the Exchange Act, all numbers of shares of the Class B Common Stock set forth in this Schedule 13D include the applicable number of shares of the Class A Common Stock owned by Reporting Persons.

Class A Common Stock CUSIP No. 74264T 20 1 Class B Common Stock CUSIP No. 74264T 10 2			Page 4 of 12

1.	Name of Reporting Person: Pony Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: Class A: 5,484,518* Class B: 5,564,895*(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A: 5,484,518*(1) Class B: 5,564,895*(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Class A: 83.61%** Class B: 12.95%***

14.	Type of Reporting Person (See Instructions): CO

Class A Common Stock CUSIP No. 74264T 20 1	Page 5 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
* Beneficial ownership of the Class A Common Stock and Class B Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 6,559,293 shares of Class A Common Stock outstanding as of July 21, 2005 as reported in the Merger Agreement described in Item 4 hereof.
*** The calculation of the foregoing percentage is (i) calculated assuming the Class A Common Stock referred to herein was converted into Class B Common Stock and (ii) based on 37,493,288 shares of Class B Common Stock outstanding as of July 21, 2005 as reported in the Merger Agreement described in Item 4 hereof.
(1) Includes 5,484,518 shares of Class A Common Stock. Also includes 80,377 shares of Class B Common Stock. The Class A Common Stock and the Class B Common Stock both entitle holders thereof to the same rights and privileges, except holders of the Class A Common Stock are entitled to three votes per share and holders of the Class B Common Stock are entitled to one vote per share. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of the Issuer Common Stock. Any holder of shares of the Class A Common Stock may request to convert any or all of its shares of the Class A Common Stock into shares of the Class B Common Stock at any time on a one-for-one basis. The Class A Common Stock will automatically convert into the Class B Common Stock on a one-for-one basis upon certain transfers. Due to the conversion feature of the Class A Common Stock and pursuant to Rule 13d-3 of the Exchange Act, all numbers of shares of the Class B Common Stock set forth in this Schedule 13D include the applicable number of shares of the Class A Common Stock owned by Reporting Persons.

Class A Common Stock CUSIP No. 74264T 20 1	Page 6 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2

Item 1.	Security and Issuer.
             This Schedule 13D relates to the Class A common stock, $.01 par value per share (the “Class A Common Stock”), and Class B common stock, $.01 par value per share (the “Class B Common Stock”, and together with the Class A, the “Issuer Common Stock”), of Priority Healthcare Corporation, an Indiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 250 Technology Park, Lake Mary, Florida 32746. The Class A Common Stock and the Class B Common Stock both entitle holders thereof to the same rights and privileges, except holders of the Class A Common Stock are entitled to three votes per share and holders of the Class B Common Stock are entitled to one vote per share. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of the Issuer Common Stock. Any holder of shares of the Class A Common Stock may request to convert any or all of its shares of the Class A Common Stock into shares of the Class B Common Stock at any time on a one-for-one basis. The Class A Common Stock will automatically convert into the Class B Common Stock on a one-for-one basis upon certain transfers. Due to the conversion feature of the Class A Common Stock and pursuant to Rule 13d-3 of the Exchange Act, all numbers of shares of the Class B Common Stock set forth in this Schedule 13D include the applicable number of shares of the Class A Common Stock owned by Reporting Persons (as defined below).

Item 2.	Identity and Background.
             This Schedule 13D is being filed jointly by Express Scripts, Inc., a Delaware corporation (“ESI”), and Pony Acquisition Corporation, an Indiana corporation and a wholly owned subsidiary of ESI (“Pony” and, together with ESI, the “Reporting Persons”). The Agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
             Pony was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions.
             The address of the principal business and office of each of the Reporting Persons is 13900 Riverport Drive, Maryland Heights, Missouri 63043.
             During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
             As more fully described in Item 4 hereof, William E. Bindley, the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (each a “Shareholder” and, collectively, the “Shareholders”), who together are the record and/or beneficial owners of 5,484,518 of shares of Class A Common Stock and 80,377 shares of Class B Common Stock (the “Subject Shares”), have entered into the Voting Agreement with ESI and Pony described in Item 4. The transactions contemplated by the Voting Agreement (which is the basis for the beneficial ownership of the Subject Shares by the Reporting Persons) are not expected to require the expenditure of any funds.

Class A Common Stock CUSIP No. 74264T 20 1	Page 7 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
             The Shareholders entered into the Voting Agreement to induce Pony to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction.
Merger Agreement
             On July 21, 2005, ESI and Pony entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer.
             After receipt of all required regulatory approvals, shareholder approval and satisfaction of other closing conditions set forth in the Merger Agreement, Pony will merge with and into the Issuer (the “Merger”) and each outstanding share of Issuer Common Stock (other than the Issuer Common Stock held by those stockholders who have validly exercised appraisal rights) will be converted in the Merger into the right to receive $28 in cash per share (the “Merger Price”). After consummation of the Merger, the Issuer will be a wholly-owned subsidiary of ESI.
             After the consummation of all of the transactions contemplated by the Merger Agreement, ESI will own the entire equity interest in the Issuer.
Voting Agreement
             As a condition and inducement to enter into the Merger Agreement, the Shareholders entered into a Voting Agreement with ESI and Pony (the “Voting Agreement”) pursuant to which each Shareholder agreed, at any time prior to the termination of the Merger Agreement, to (i) vote in favor of the approval of the Merger Agreement providing for the Merger and (ii) except as otherwise agreed in writing in advance by ESI, vote against any (A) extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Issuer, (2) any material amendment of the Issuer’s restated articles of incorporation or by-laws; or (3) any other action involving the Issuer or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of the Issuer to consummate the Merger or (B) the transactions contemplated by the Voting Agreement and the Merger Agreement.
             Under the Voting Agreement, the Shareholders have granted to, and appointed, ESI, and any designee of ESI, such Shareholder’s irrevocable (until the termination date of the Voting Agreement) proxy and attorney-in-fact (with full power of substitution) to vote such Shareholders’ shares of the Issuer Common Stock as described above. Except as described above, pursuant to the terms of the Voting Agreement, the Shareholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of the Issuer.
             Pursuant to the Voting Agreement, each Shareholder, severally, has agreed, that while the Voting Agreement is in effect, and except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Issuer or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of such Shareholder’s Existing Shares (as defined in the Voting Agreement), or any Shares (as defined in the Voting Agreement) acquired after the date of the Voting Agreement, or any interest in any of the foregoing, except to ESI; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or any interest in any of the foregoing, except to ESI or Pony; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the

Class A Common Stock CUSIP No. 74264T 20 1	Page 8 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under the Voting Agreement.
             In addition, each Shareholder, severally, under the terms of the Voting Agreement shall not, nor shall such Shareholder authorize or permit any investment banker, attorney or other advisor or representative of, such Shareholder to, directly or indirectly, (i) solicit, initiate or otherwise facilitate (including by the way of furnishing information) or encourage the making by any Person (as defined in the Merger Agreement) of any Competing Transaction (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person (other than ESI) any information with respect to or in furtherance of, a Competing Transaction or any proposal that constitutes, or is likely to lead to, a Competing Transaction. From and after the date of the Voting Agreement, each such Shareholder and all investment bankers, attorneys and other advisors and representatives of, each such Shareholder shall cease doing any of the foregoing. Also, under the terms of the Voting Agreement, from and after the date of the Voting Agreement, each Shareholder shall promptly and within not more than 24 hours advise ESI orally and in writing of the receipt by such Shareholder (or any of the other entities or persons referred to above) of any Competing Transaction, or any inquiry which is likely to lead to any Competing Transaction, the material terms and conditions of such Competing Transaction or inquiry, and the identity of the Person making any such proposal for a Competing Transaction or inquiry. Each Shareholder must keep ESI fully informed of the status and details of any such Competing Transaction or inquiry. Notwithstanding anything described above, nothing shall prevent William E. Bindley from taking any action or omitting to take any action solely in his capacity as a member of the Board of Directors of the Issuer.
             The Voting Agreement will terminate on the earlier of the effective time of the Merger or the termination of the Merger Agreement as provided therein.
             As of the date hereof the Shares subject to the Voting Agreement represent approximately 28.9% of the outstanding voting power of the Common Stock of the Issuer. The Voting Agreement will also apply to any shares of Issuer Common Stock acquired by any Shareholder after the date thereof.
             The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2 and Exhibit 3, respectively.

Item 5.	Interest in Securities of the Issuer.
             (a) and (b) As of July 21, 2005, neither ESI nor Pony owned any shares of Issuer Common Stock. However, as of July 21, 2005, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, ESI and Pony may be deemed to have shared voting power with respect to (and therefore beneficially own) 5,484,518 of shares of Class A Common Stock and 5,564,895 shares of Class B Common Stock of Priority, representing approximately 83.61% of the Class A Common Stock and 12.95% of the Class B Common Stock based on the number of shares of Issuer Common Stock outstanding as of July 21, 2005 as reported in the Merger Agreement.
             Accordingly, the percentage of the outstanding Class A Common Stock beneficially owned by the Company and Pony is approximately 83.61% and the percentage of the outstanding Class B Common Stock beneficially owned by the Company and Pony is approximately 12.95%.
             (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

Class A Common Stock CUSIP No. 74264T 20 1	Page 9 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
             (d) None of the Reporting Person has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.
             (e) Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.
             Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
             1. Joint Filing Agreement, dated July 21, 2005, among Express Scripts, Inc. and Pony Acquisition Corporation relating to the filing of a joint statement on Schedule 13D (filed herewith).
             2. Agreement and Plan of Merger, dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation and Priority Healthcare Corporation (incorporated by reference from Exhibit 2.1 to Priority Healthcare Corporation’s Current Report on Form 8-K filed on July 22, 2005).
             3. Voting Agreement, dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation and William E. Bindley, the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (incorporated by reference from Exhibit 99.1 to Priority Healthcare Corporation’s Current Report on Form 8-K filed on July 22, 2005).

Class A Common Stock CUSIP No. 74264T 20 1	Page 10 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EXPRESS SCRIPTS, INC.
	By:	/S/ George Paz
		Name:	George Paz
		Title:	President and Chief Executive Officer

PONY ACQUISITION CORPORATION
	By:	/S/ George Paz
		Name:	George Paz
		Title:	President

Dated: August 2, 2005

Class A Common Stock CUSIP No. 74264T 20 1	Page 11 of 12 Pages
Class B Common Stock CUSIP No. 74264T 10 2
INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated July 21, 2005, among Express Scripts, Inc. and Pony Acquisition Corporation relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.
Agreement and Plan of Merger, dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation and Priority Healthcare Corporation (incorporated by reference from Exhibit 2.1 to Priority Healthcare Corporation’s Current Report on Form 8-K filed on July 22, 2005).

3.
Voting Agreement, dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation and William E. Bindley, the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (incorporated by reference from Exhibit 99.1 to Priority Healthcare Corporation’s Current Report on Form 8-K filed on July 22, 2005).